Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund February 2012 Update
March 21, 2012

Supplement dated March 21, 2012 to Prospectus dated April 29, 2011
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.8%	0.8%	$43.9M	$1,306.19
B	0.7%	0.7%	$436.4M	$1,106.59
Legacy 1	1.0%	1.2%	$5.6M	$923.02
Legacy 2	1.0%	1.1%	$16.0M	$913.38
Global 1	1.0%	1.4%	$13.4M	$886.21
Global 2	0.9%	1.3%	$28.0M	$877.59
Global 3	0.8%	1.0%	$232.8M	$830.95
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro and Swiss franc posted strong gains against counterparts following the announcement of the new Greek debt plan.  Rising consumer confidence in Germany also boded well for the euro and franc.  The Japanese yen weakened sharply following reports the nation’s current account surplus had fallen to a 15-year low and on speculation of further monetary easing by the Bank of Japan.

Energy:   Crude oil prices rallied nearly 10% due to potential supply concerns stemming from ongoing tensions between Iran and Western nations. U.S. Energy Information Administration Reports showing increased petroleum byproduct production supported crude oil prices.  Natural gas markets moved lower following decreased heating demand caused by this winter’s abnormally warm weather.

Equities:  U.S. equity markets moved higher to levels unseen since pre-2008 due to optimistic economic data and strong earnings reports from key U.S. firms. European and Asian markets moved higher as well, fueled by optimism surrounding Greece and strong industrial production data from the UK, Germany, and China.

Fixed Income:  Positive economic data and an overall positive outlook for the Eurozone weighed on the global debt markets, moving prices lower. Moody’s Investors Service downgraded several European nations near month-end, which had a bullish impact on the Bund markets and nearly offset early-month losses.

Grains/Foods:  Soybean prices rose after the release of strong U.S. grains export data and news the Chinese and U.S. governments had agreed to cooperate on farm trade.  Wheat markets registered profits because of reports the Russian government was contemplating another grain export tax.  Reports which showed depressed agriculture production in Brazil had a bullish effect on the sugar markets and drove prices over 12% higher.

Metals:  Precious metals posted gains due to a surge in safe-haven buying amidst tensions regarding the Iranian nuclear program.  Speculation the U.S. government may begin another round of stimulus activity also added to precious metals profits. Base metals markets moved higher due to the Chinese government’s decision to ease lending policies and on the belief the signed Greek debt deal would help the ailing Eurozone economy.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement (Prepared from books without audit) For the month ended February 29, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$10,759,952	$9,743,076
Change In Unrealized Income (Loss)	1,771,581	9,236,921
Brokerage Commission	-252,252	-455,487
Exchange, Clearing Fee and NFA Charges	-57,082	-116,399
Other Trading Costs	-686,203	-1,406,669
Change in Accrued Commission	-4,638	-32,578
Net Trading Income (Loss)	11,531,358	16,968,864

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$130,480	$261,957
Interest, Other	27,693	71,879
U.S. Government Securities Gain (Loss)	0	0
Dividend Income/GP Guarantee for MFG Balances	0	0
Total Income (Loss)	11,689,531	17,302,700

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,356,308	2,311,565
Operating Expenses	166,696	335,189
Organization and Offering Expenses	192,608	387,156
Brokerage Expenses	3,819,528	7,689,102
Dividend Expenses/MFG Provision	0	0
Total Expenses	5,535,140	10,723,012

Net Income (Loss)	$6,154,391	$6,579,688

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$784,109,335	$798,842,191
Additions	3,653,778	7,243,826
Net Income (Loss)	6,154,391	6,579,688
Redemptions	-17,768,760	-36,516,961
Balance at February 29, 2012	$776,148,744	$776,148,744

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,306.193	33,624.47729	$43,920,066	0.80%	0.80%
B	$1,106.593	394,373.63080	$436,410,987	0.75%	0.69%
Legacy 1	$923.015	6,110.44476	$5,640,034	1.00%	1.18%
Legacy 2	$913.382	17,527.55561	$16,009,357	0.98%	1.14%
Global 1	$886.213	15,146.36967	$13,422,916	0.96%	1.36%
Global 2	$877.588	31,881.54879	$27,978,860	0.94%	1.31%
Global 3	$830.947	280,121.90845	$232,766,527	0.79%	1.02%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership